EXHIBIT 4.8

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

VersaBank

2002 – 140 Fullarton Street

London, Ontario

N6A 5P2

Item 2	Date of Material Change

April 21, 2021

Item 3	News Release

A news release describing the material change was issued on April 21, 2021 through the facilities of Canada News Wire and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On April 21, 2021, VersaBank announced the private offer for sale and pricing of US$75 million aggregate principal amount of 5.00% fixed to floating rate subordinated notes (non-viability contingent capital) due 2031.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On April 21, 2021, VersaBank (the “Bank”) announced the offer for sale and pricing of US$75 million aggregate principal amount of 5.00% fixed to floating rate subordinated Notes due 2031 (the “Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside of the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). In Canada, the Notes are to be offered and sold on a private placement basis in certain provinces of Canada in reliance upon one or more exemptions from prospectus requirements. The sale of the Notes to the initial purchasers closed on April 30, 2021. The Notes are fixed to floating rate subordinated notes (non-viability contingent capital) of the Bank.

The Notes will pay interest semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021, at a fixed rate of 5.00% per year, until May 1, 2026. Thereafter, if not redeemed by the Bank, the Notes will have a floating interest rate payable at the 3-month Bankers’ Acceptance Rate plus 361 basis points, payable quarterly in arrears, on February 1, May 1, August 1 and November 1 of each year, commencing August 1, 2026, until the maturity date. The Notes will mature on May 1, 2031 unless earlier repurchased or redeemed in accordance with their terms.

On or after May 1, 2026, the Bank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Notes, in whole at any time or in part from time to time on not less than 30 nor more than 60 days' prior notice, at a redemption price which is equal to par, plus accrued and unpaid interest.

The net proceeds from the offering of Notes are approximately US$73.7 million, after deducting the initial purchasers’ discounts and estimated offering expenses payable by the Bank. The Bank expects to use the net proceeds from the sale of the Notes for general corporate purposes.

The Notes have not been and are not expected to be registered under the Securities Act, the prospectus requirements of applicable Canadian securities laws or the securities laws of any other jurisdiction and may not be offered or sold in the United States and Canada absent registration or an applicable exemption from such registration and prospectus requirements.

This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Bank, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. Offers of the securities were made only by means of a private offering memorandum.

Forward Looking Statements

This material change report contains statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of U.S. and Canadian securities laws. Forward-looking statements give the Bank’s current expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business, including the Bank’s expectations regarding the transactions described in this material change report and the anticipated use of proceeds therefrom, and can be identified by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements may include words such as “expect,” “anticipate,” “intend,” “believe,” “estimate,” “plan,” “target,” “strategy,” “continue,” “may,” “will,” “should,” variations of such words, or other words and terms of similar meaning. All forward-looking statements reflect the Bank’s best judgment and are based on several factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond its control. Such factors include, but are not limited to: the strength of the Canadian economy in general and the strength of local economies within Canada in which the

Bank conducts operations; the impact of the COVID-19 pandemic; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada; changing global commodity prices; the effects of competition in the markets in which the Bank operates; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected change in consumer spending and saving habits; and the Bank’s anticipation of and success in managing the risks resulting from the foregoing. Forward-looking statements are based on information available to the Bank on the date hereof, and it does not have, and expressly disclaims, any obligation to publicly release any updates or any changes in its expectations, or any change in events, conditions, or circumstances on which any forward-looking statement is based. The Bank’s actual results and the timing of certain events could differ materially from the forward-looking statements. These forward-looking statements do not reflect the potential impact of any mergers, acquisitions, or other business combinations that had not been completed as of the date of this release.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the news release, this document, and any related MD&A is presented to assist our shareholders in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and related MD&A or made from time to time by the Bank or on its behalf.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

For further information, please contact:

David Taylor

President & Chief Executive Officer

Telephone No: (519) 675-4206

Item 9 Date of Report April 30, 2021